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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Aurelia Energy N.V.

(Translation of registrant's name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not Applicable.

FOR IMMEDIATE RELEASE

Bluewater forms Joint Venture with ExxonMobil in Norway to purchase the FPSO Jotun A

HOOFDDORP, Netherlands (July 1, 2005), Bluewater Energy Services B.V.

Bluewater (Dyphavet) BV, a member of the Bluewater Group of Companies, and the Norwegian company Standard Marine Nordsjo AS, an affiliate of Exxon Mobil Corporation, have formed a partnership (PR Jotun DA), for the purchase of the FPSO Jotun A from its current owners being the participants in the Jotun field development: ExxonMobil Exploration and Production Norway AS, Enterprise Oil Norge AS (being an affiliate of A/S Norske Shell), Lundin Norway AS and Petoro AS.

The FPSO, operated by ExxonMobil, has been producing on the Jotun field located in the Norwegian sector of the North Sea since 1999.

Terms of the agreement call for its current owners to lease back the FPSO from the newly formed partnership by means of a Bareboat Charter having a minimum term of five years with the possibility to extend the contract up to 15 years. Bluewater will hold 55% ownership in the FPSO, with Standard Marine Nordsjo AS (SMNAS) holding the remaining 45%. The transaction includes an option for possible transfer of ownership between SMNAS and Bluewater at termination of the lease contract.

The Bareboat Charter is expected to continue for the remaining life of the Jotun field, and the field life will be dependent on product prices, costs and other activities in the area. ExxonMobil will continue to operate the FPSO.

The FPSO Jotun A has a storage capacity of 584,400 bbl (AFRAMAX size tanker) and was built by Kvaerner Masa (now Aker Finnyards). At its peak the FPSO was processing around 145,000 bbls/d, ranking it among the highest capacity FPSOs in the North Sea.

"This is an important step into the Norwegian market for Bluewater," stated Hugo Heerema, President of Bluewater Energy Services B.V. "This vessel was designed and built to a very high standard to withstand the extremely harsh environment of the North Sea. It complies with all the stringent Norwegian regulatory and statutory requirements. Therefore, it is an asset that fits well with Bluewater's strategy of investing in the highest quality FPSOs. As well, Norway has long been recognised as an important oil and gas region, and we are very pleased to enter into this partnership with ExxonMobil in Norway.

Bluewater Energy Services B.V. is a member of the Bluewater Group of Companies that has built a technological lead specialising in lease and operation of tanker-based Production and Storage systems, and has become a leading provider of Single Point Mooring systems. Bluewater operates worldwide with offices in The Netherlands, United Kingdom, United States, Nigeria, Angola, South Africa, Singapore and China.

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[BLUEWATER LOGO]

FOR FURTHER INFORMATION CONTACT:
Jeanne Righter, Bluewater Energy Services B.V.
Hoofddorp, The Netherlands.
Telephone: +31-23-568-2828 FAX: +31-23-554-2160
E-mail: jeanne.righter@bluewater.com Website: www.bluewater.com

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V. (Registrant)

By: /s/ G.E. Elias and V.M.G. Haseth-Portillo
(Signature) MEESPIERSON INTERTRUST (CURACAO) N.V. MANAGING DIRECTOR By: G. E. Elias/V.M.G. Haseth-Portillo Managing Director/Attorney-in-Fact A
Date: July 1, 2005

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SIGNATURES